SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________________________________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
__________________________________________

Stratus Properties Inc.
(Name of Issuer)
__________________________________________

Common Stock
(Title of Class of Securities)

863167201
(CUSIP Number)

Carl E. Berg, 10050 Bandley Drive, Cupertino, CA 95014, Tel. (408) 725-0700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
__________________________________________

January 10, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

¹1
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 863167201                                                               13D

1	NAME OF REPORTING PERSON Carl E. Berg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,405,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,405,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,405,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

ORIGINAL REPORT ON SCHEDULE 13D

Item 1.	Security and Issuer

This Statement on Schedule 13D (“Schedule 13D”) relates to the common stock (the “Common Stock”) of Stratus Properties Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 212 Lavaca St., Suite 300, Austin, TX 78701.  The total number of shares of Common Stock reported as beneficially owned in this Schedule 13D is 1,405,000, which constitutes approximately 18.9% of the total number of shares of Common Stock outstanding.

Item 2.	Identity and Background

This statement is filed by Carl E. Berg (“Mr. Berg” or the “Reporting Person”).  Mr. Berg’s principal business address is 10050 Bandley Drive, Cupertino, CA  95014.  Mr. Berg is the chairman of the board and chief executive officer of Mission West Properties, Inc., a real estate investment trust whose principal executive offices are located at 10050 Bandley Drive, Cupertino, CA  95014.  During the past five years, Mr. Berg has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction, as a result of which Mr. Berg was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Mr. Berg is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Common Stock purchased by Mr. Berg were purchased with personal funds.

Item 4.	Purpose of the Transaction

Mr. Berg acquired the shares originally in July 1997 through December 2001 because he believed that they represented an attractive investment opportunity.  However, he is concerned with the adequacy and enforcement of the Issuer’s corporate governance policies and practices.  He intends to express his views regarding the need for improved corporate governance to the board of directors and the management of the Issuer.

Mr. Berg intends to engage in discussions with management, the board of directors, and other stockholders of the Issuer and other relevant parties concerning the business, management, operations, assets, capitalization, financial condition, governance, board of directors composition, strategy and future plans of the Issuer, which discussions may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.  In addition, Mr. Berg intends to discuss the composition of the board, including the addition of persons suggested or nominated by Mr. Berg, and to take actions to cause the election of one or more individuals nominated by Mr. Berg for election to the board of directors.  In furtherance of this objective, on January 10, 2012 Mr. Berg submitted to the Issuer notice of his intention to nominate one director for election to the board of directors at the Issuer’s 2012 Annual Meeting of Stockholders (the “2012 Annual Meeting”).  Mr. Berg is prepared to take such actions, including the solicitation of proxies, as he may consider appropriate or necessary to elect his nominee to the Issuer’s board of directors pursuant to the Issuer’s charter documents, Delaware law and the federal securities laws.

In connection with Mr. Berg’s nomination of one director for election to the board of directors at the 2012 Annual Meeting he entered into a separate nomination agreement with William Lenehan.  Under the nomination agreement, Mr. Berg agreed to reimburse Mr. Lenehan for out-of-pocket expenses incurred in connection with serving as Mr. Berg’s nominee to the Issuer’s board of directors, and to indemnify him in connection with his nomination and service as such nominee, subject to certain limitations, as set forth in the form of nomination agreement attached as Exhibit 99.1 to this Schedule 13D and incorporated into this Item 4 by this reference.

Mr. Berg may in the future exercise any and all of his rights as a shareholder of the Issuer in a manner consistent with his equity interest.  Depending on his evaluation of the factors listed above, he may at any time take such actions with respect to his holdings in the Issuer as he deems appropriate in light of circumstances existing from time to time.  Such actions may involve one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) The Reporting Person may be deemed to beneficially own 1,405,000 shares of Common Stock, which is equal to approximately 18.9% of the outstanding shares, based on 7,446,586 shares of Common Stock outstanding, as reported in the Issuer’s Form 10-Q filed on November 14, 2011.  The Reporting Person has reported his beneficial ownership of these shares previously on Schedule 13G, filed February 13, 2002.

(b) The Reporting Person may be deemed to have sole voting and dispositive power for all shares beneficially owned by him.

(c) None

(d) Not Applicable.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7.	Material to be Filed as Exhibits.

99.1 Nomination Agreement

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2012

By:	/s/ Carl E. Berg
Carl E. Berg